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July 6, 2010

VIA FEDEX AND EDGAR

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Accuride Corporation
Registration Statement on Form S-1 (Registration No. 333-167111)

Dear Ms. Ravitz:

On behalf of Accuride Corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 1 (the “Amendment” ) to the Company’s Registration Statement on Form S-1 filed on May 26, 2010 (the “Registration Statement”).

This letter also responds to the June 21, 2010 letter that the staff (the “Staff”) of the Securities and Exchange Commission provided in respect of the Registration Statement. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s response. Where the Company has revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number of the Registration Statement next to the comment.

Registration Statement Cover Page

1.              We note that the anti-dilution provisions of the notes you are registering appear to exceed the scope of Rule 416 of the Securities Act of 1933.  In particular, Rule 416 is intended to allow for the increase of registered underlying securities as a result of anti-dilution provisions such as stock splits, stock dividends and similar transactions that impact all holders in the same way.  The provisions described on pages 32 — 33 and 35 under the headings “Tender or Exchange Offers,” “Payment of PIK Interest” and “Increase of Conversion Rate Upon Occurrence of a Make-Whole Fundamental Change” do not appear to fall within the permitted scope of Rule 416.  Please revise to clarify that Rule 416 will only apply to anti-dilution provisions applicable to stock splits, stock dividends and similar transactions.

Response: The Company has revised the disclosure in response to the Staff’s comment to clarify that Rule 416 will only apply to anti-dilution provisions applicable to stock splits, stock dividends and similar transactions. Please see the Cover Page.  In addition, the Company has included in the fee table in the Registration Statement the number of additional shares that will be issuable upon conversion of the notes as a result of anti-dilution provisions applicable upon the payment of PIK interest.  Please see the Cover Page.

Risk Factors, page 4

2.              Please revise to remove the second, third and final sentences of the first italicized paragraph on this page.  You must disclose all known material risks and other matters should not be referenced in this section.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 4.

Exhibits

3.              Please revise and confirm that you will file an opinion of counsel as an exhibit to this registration statement prior to requesting effectiveness.

Response: The Company has filed an opinion of counsel as Exhibit 5.1 to the Amendment in response to the Staff’s comment. Please refer to page E-2 and Exhibit 5.1.  Additionally, we respectfully confirm to the Staff that the phrase “General Corporation Law of the State of Delaware” as used in our opinion letter is deemed to include not only the statutory provisions of the Delaware General Corporation Law, but also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws, in each case as currently in effect.

If you have any questions regarding the foregoing, please do not hesitate to contact me by telephone at (312) 876-7680 or by fax at (312) 993-9767.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking
of LATHAM & WATKINS LLP

cc: Stephen A. Martin, Accuride Corporation